CELLECTAR BIOSCIENCES, INC.

100 Campus Drive

Florham Park, New Jersey 07932

June 30, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cellectar Biosciences, Inc.
Registration Statement on Form S-1/A
Filed June 30, 2025
File No. 333-288333

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Cellectar Biosciences, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1/A (Registration No. 333-288333), be accelerated so that the Registration Statement will become effective at 9:00 a.m. on July 1, 2025, or as soon as practicable thereafter.

The cooperation of the staff in meeting our request is very much appreciated. If you have any questions or comments, please contact Kostian Ciko (212-839-5450 or kciko@sidley.com). Thank you for your assistance with these matters.

Very truly yours,

CELLECTAR BIOSCIENCES, INC.

By:	/s/ Chad J. Kolean
Chad J. Kolean, Chief Financial Officer

cc:	James V. Caruso
Asher M. Rubin
Istvan A. Hajdu
Kostian Ciko